                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 1)*
                                       of
                           Tweedy, Browne Company LLC

                                  SCHEDULE 13D
                               (Amendment No. 1)*
                                       of
                            Vanderbilt Partners, L.P.

                    Under the Securities Exchange Act of 1934

                          STANDARD MOTOR PRODUCTS INC.
                                (Name of Issuer)

                           Common Stock, No Par Value
                         (Title of Class of Securities)

                                    853666105
                                 (CUSIP Number)

                                 John D. Spears
                              52 Vanderbilt Avenue
                            New York, New York 10017
                                 (212) 916-0600
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                  May 19, 1998
             (Date of Event which Required Filing of this Statement)


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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all the provisions of the Act (however, see the Notes).


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                                  Schedule 13D
                                                    Page   3    of    7    Pages
                                                         -----     -------
CUSIP No. 853666105
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   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Tweedy, Browne Company LLC ("TBC")
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   / /
                                                                    (b)   /X/

--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

              00
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(E)                                           /X/

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
                        7   SOLE VOTING POWER. TBC has sole voting power with
                            respect to 609,938 shares held in certain TBC
                            Accounts (as hereinafter defined). Additionally,
                            certain of the general partners of TBC may be deemed
                            to have sole power to vote certain shares as more
                            fully set forth herein.
  NUMBER OF            --------------------------------------------------------
   SHARES               8   SHARED VOTING POWER
 BENEFICIALLY
  OWNED BY                  0 shares
    EACH               --------------------------------------------------------
  REPORTING             9   SOLE DISPOSITIVE POWER
 PERSON WITH
                            0 shares, except that certain of the general
                            partners of TBC may be deemed to have sole power to
                            dispose of certain shares as more fully set forth
                            herein.
                       --------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER

                            638,361 shares held in accounts of TBC
                            (as herein defined)
--------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          638,361 shares
--------------------------------------------------------------------------------
  12      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /X/

--------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.88%
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*

          BD, IA & PN
--------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT


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                                  Schedule 13D

                                                    Page   4    of    7    Pages
                                                         -----     -------
CUSIP No. 853666105
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   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Vanderbilt Partners, L.P. ("Vanderbilt")
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   / /
                                                                    (b)   /X/

--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

              00
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(E)                                           /X/

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
                        7   SOLE VOTING POWER 0 shares, except that the general
                            partners in Vanderbilt, solely by reason of their
                            positions as such, may be deemed to have shared
                            power to vote these shares
  NUMBER OF            --------------------------------------------------------
   SHARES               8   SHARED VOTING POWER
 BENEFICIALLY
  OWNED BY                  0 shares
    EACH               --------------------------------------------------------
  REPORTING             9   SOLE DISPOSITIVE POWER 0 shares, except that the
 PERSON WITH                general partners in Vanderbilt, solely by reason of
                            their positions as such, may be deemed to have
                            shared power to vote these shares.
                       --------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER

                            0 shares
--------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0 shares
--------------------------------------------------------------------------------
  12      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /X/

--------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0%
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*

          PN
--------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT

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PRELIMINARY NOTE

         The persons filing this Amendment No. 1 are (i) Tweedy, Browne Company LLC ("TBC"), a Delaware limited liability company and (ii) Vanderbilt Partners, L.P. ("Vanderbilt"), a Delaware limited partnership. This Amendment No. 1 amends a Statement on Schedule 13D filed by TBC and Vanderbilt dated April 14, 1997 (the "Statement"). The filing of this Amendment No. 1 should not be deemed an admission that TBC and Vanderbilt comprise a group within the meaning of
Section 13(d) (3) of the Securities and Exchange Act of 1934, as amended
(the "Act").

         Tweedy, Browne Company L.P., a Delaware limited partnership (the "Partnership") and its general partners entered into a definitive agreement, pursuant to which the Partnership converted to Tweedy, Browne Company LLC (the "Company"), a Delaware limited liability company, and AMG/TBC Holdings, Inc. ("Holdings"), a Delaware corporation and wholly owned subsidiary of Affiliated Managers Group, Inc. (a Boston- based holding company, the business address of which is Two International Place, Boston, Massachusetts 02110), acquired a majority interest in the Company on October 9, 1997. The members of TBC are Christopher H. Browne, William H. Browne, John D. Spears, Thomas H. Shrager, Robert Q. Wyckoff, Jr. and Holdings (the "Members").

         This Amendment No. 1 relates to the Common Stock, no par value (the "Common Stock"), of Standard Motor Products Inc. (the "Company"), which, to the best knowledge of the persons filing this Amendment No. 1, is a company organized under the laws of New York, with its principal executive offices at 37-18 Northern Boulevard, Long Island City, New York 11105.

         This Amendment No. 1 contains information regarding shares of Common Stock that may be deemed to be beneficially owned by TBC. Such shares are held in the accounts of various customers of TBC, with respect to which it has obtained sole or shared voting power.

         This Amendment No. 1 is being filed because the filing person is no longer subject to the reporting requirements of Section 13(d)(3) of the Securities Exchange Act (the "Act") as a result of the disposition of its shares of Common Stock in open market transactions.

         Other than as set forth below, to the best knowledge of TBC and Vanderbilt, there has been no material change in the information set forth in response to Items 1,2,3,4,6 and 7 of the Statement, as amended. Accordingly, those Items are omitted from this Amendment No. 1.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a) As of the date hereof, TBC may be deemed to be the beneficial owner of an aggregate of 638,361shares of Common Stock, which constitutes approximately 4.88% of the 13,076,695 shares of Common Stock which TBC believes to be the total number of shares of Common Stock outstanding. The TBC Shares are held in the TBC Accounts.

         As a result of the disposition of 15,500 shares of Common Stock in open market transactions, as of the date hereof, Vanderbilt does not beneficially own any shares of Common Stock.

         Each of TBC and Vanderbilt disclaims that it is the beneficial owner of any of the shares of Common Stock held in the TBC Accounts. The aggregate number of shares of Common Stock with respect to which TBC and Vanderbilt could be deemed to be the beneficial owner as of the date hereof, is 638,361 shares, which constitutes approximately 4.88% of the 13,076,695 shares of Common Stock, which the filing persons believe to be the total number of shares of Common Stock outstanding, but nothing contained herein shall be construed as an admission that TBC is the beneficial owner of any of the TBC Shares.

         The aggregate number of shares and percentage of Common Stock with respect to which each of the General Partners and Members may be deemed to be the beneficial owner by reason of his being a general partner of Vanderbilt, or a member of TBC, is 638,361 shares, which constitutes approximately 4.88% of the 13,076,695 shares of Common Stock outstanding.


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         Each of TBC and Vanderbilt disclaims beneficial ownership of Common
Stock held by the other. Except as described herein, to the best knowledge of TBC and Vanderbilt, no person who may be deemed to comprise a group with any of TBC,Vanderbilt, or any other person named in Item 2 of the Statement, beneficially owns any shares of Common Stock.

         (b) TBC has investment discretion with respect to 638,361 shares of Common Stock held by the TBC Accounts and has sole power to dispose or direct the disposition of all of such shares. Of these shares of Common Stock, TBC has sole power to vote or to direct the voting of 609,938 shares of Common Stock held in certain TBC Accounts.

         Each of the Members of TBC, solely by reason of their positions as such, may be deemed to have (i) shared power to dispose of or to direct the disposition of all of the shares of Common Stock held in the TBC Accounts; and
(ii) shared power to vote or direct the vote of 609,938 shares of Common Stock held in certain TBC Accounts.

         Vanderbilt has the sole power to vote or direct the voting of and dispose or direct the disposition of the Vanderbilt Shares. Each of the General Partners of Vanderbilt, solely by reason of their positions as such, may be deemed to have shared power to vote or direct the vote of and to dispose or direct the disposition of the Vanderbilt Shares.

         (c) During the sixty-day period ended as of the date hereof, TBC and Vanderbilt have sold shares of the Common Stock in open market transactions, as follows:

REPORTING                           NO. OF SHARES             PRICE
PERSON            DATE                   SOLD                 PER SHARE

TBC Accounts      04/21/98               1,910                $23 1/4
                  04/29/98               1,050                $22 3/4
                  05/06/98              40,805                $24.375
                  05/08/98               1,115                $24 1/4
                  05/11/98               1,065                $24 1/4
                  05/19/98                 555                $23 5/8

Vanderbilt        05/18/98              15,500                $23 5/8

         (d) To the best knowledge of TBC, each of the persons maintaining an account with TBC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held in said person's TBC Account.

         To the best knowledge of Vanderbilt, no person other than Vanderbilt has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Vanderbilt Shares, except that the General Partners in Vanderbilt may be deemed to have such rights and powers solely by reason of being general partners in Vanderbilt.

         (e)   Not applicable.


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                                    SIGNATURE

         Each of Tweedy, Browne Company LLC and Vanderbilt Partners, L.P., after reasonable inquiry and to the best of its knowledge and belief, hereby certifies that the information set forth in this Statement is true, complete and correct.

                                           TWEEDY, BROWNE COMPANY LLC

                                           By /s/ Christopher H. Browne
                                              -------------------------
                                              Christopher H. Browne
                                              Member

                                           VANDERBILT PARTNERS, L.P.

                                           By /s/ Christopher H. Browne
                                              -------------------------
                                              Christopher H. Browne
                                              General Partner

Dated: May 29, 1998